SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2010

INTERNET GOLD-GOLDEN LINES LTD.
(Name of Registrant)

2 Dov Friedman Street, Ramat Gan 52503, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]                                Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]                       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Internet Gold-Golden Lines Ltd.

EXPLANATORY NOTE

The following exhibit is attached:

99.1
Excerpt from the Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a 30.44%-owned subsidiary of B Communications Ltd., the Registrant’s controlled subsidiary, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to a lawsuit filed against Bezeq, dated July 13, 2010.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNET GOLD-GOLDEN LINES LTD.
(Registrant)

By /s/Eli Holtzman
Eli Holtzman
Chief Executive Officer

Date: July 13, 2010

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

99.1
Excerpt from the Form of Immediate Report of Bezeq The Israel Telecommunication Corp. Ltd., or Bezeq, a 30.44%-owned subsidiary of B Communications Ltd., the Registrant’s controlled subsidiary, filed with the Israel Securities Authority and the Tel Aviv Stock Exchange, with respect to a lawsuit filed against Bezeq, dated July 13, 2010.